14047575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Height Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Pennsylvania Avenue, NW, 11th Floor
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Self 404-410-7932
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group, CPAs, PC
(Name – *if individual, state last, first, middle name*)

10740 Parkridge Boulevard, 5th Floor	Reston	VA	20191
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Self, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Height Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

L OBANDO Commission NOTARY PUBLIC EXPIRES 06.05.2016 GWINNETT COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Statements of Financial Condition

HEIGHT SECURITIES, LLC

Washington, DC

December 31, 2013 and 2012

CONTENTS

	Page
AUDITED FINANCIAL STATEMENTS	
Independent Auditor's Report	1
Statements of Financial Condition	2
Notes to Financial Statements	3-6

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
Height Securities, LLC
Washington, DC

We have audited the accompanying statements of financial condition of Height Securities, LLC (a Delaware limited liability company) as of December 31, 2013 and 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statements of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statements of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statements of financial condition based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statements of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statements of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statements of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Height Securities, LLC as of December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 26, 2014

STATEMENTS OF FINANCIAL CONDITION

HEIGHT SECURITIES, LLC

	December 31, 2013	December 31, 2012
ASSETS		
CURRENT ASSETS		
Cash	$ 649,506	$ 584,810
Accounts receivable	0	53,238
Commissions receivable	632,877	524,867
Prepaid expenses	58,139	94,418
Deposit held by clearing organization	150,071	150,071
TOTAL CURRENT ASSETS	1,490,593	1,407,404
	$ 1,490,593	$ 1,407,404
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 656,132	$ 413,852
Accrued expenses	27,132	48,034
TOTAL CURRENT LIABILITIES	683,264	461,886
MEMBER'S EQUITY		
Member's equity	807,329	945,518
	$ 1,490,593	$ 1,407,404

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

HEIGHT SECURTIES, LLC

December 31, 2013 and 2012

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Height Securities, LLC (the Company), a wholly owned subsidiary of Height Capital, LLC (the Parent), was organized in the state of Delaware in May of 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since April of 2010. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through a clearing organization, Pershing, LLC (Pershing), and its direct placement partners.

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

Basis of Accounting
The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred.

Cash and Cash Equivalents
Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company records commission revenue when earned. The commission revenue will fluctuate depending upon the volume of trades.

NOTE B - INCOME TAXES

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2013 and 2012, which required disclosing or recognition.

NOTE B - INCOME TAXES (continued)

Generally, the Parent's tax years remain open and subject to examination for three years by U.S. taxing authorities and four years for state income tax examinations.

NOTE C - CLEARING AGENTS

The Company has a fully disclosed clearing agreement with Pershing, LLC as a clearing agent. Either party may terminate the agreement with 60 days written notice. Pershing requires an escrow deposit of $150,000, subject to change at the discretion of Pershing. The balance in the deposit at December 31, 2013 and 2012 includes $71 of accrued interest.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2013 and 2012.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Height Capital, LLC, which also owns Height Analytics, LLC.

The Company, Height Analytics, LLC and Height Capital, LLC have an expense sharing agreement for all operating expenses. Expenses paid by Height Analytics, LLC that benefit the Company and Height Capital, LLC are allocated to each company in proportion to revenue earned. Those allocations are then reimbursed to Height Analytics, LLC on a monthly basis. These expenses include, but are not limited to, administrative expense, professional fees, travel and business development, and information technology and computer expenses. As outlined in the agreement, the monthly allocation will be kept on record. The amount due to Height Analytics, LLC at December 31, 2013 and 2012 was $600,571 and $332,947, respectively, which is included in accounts payable on the statement of financial condition.

During 2012, the Company advanced funds to Height Analytics, LLC for the payment of leasehold improvements totaling $37,899. The amount due from Height Analytics, LLC at December 31, 2013 and 2012 was $0 and $37,899, respectively, which is included in accounts receivable on the statement of financial condition.

NOTE F - OFFICE LEASE

The Company sublets office space that is leased by Height Analytics, LLC. The monthly base rent payments are $21,997 with an annual escalator of 2.25%. In addition to base rent, the company is responsible for paying common charges, which include real estate taxes and operating expenses. The lease expires April 2022. The Washington, DC lease expired June 2012. Total rent expense for the years ended December 31, 2013 and 2012 was $408,741 and $447,231, respectively.

Future minimum lease payments required under the non-cancellable operating lease are as follows:

Year Ending December 31,	
2014	$ 269,678
2015	275,762
2016	281,944
2017	292,724
2018	299,465
Thereafter	1,048,407
	$ 2,467,980

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Subparagraph (2) of Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $100,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was 0.91 to 1. At December 31, 2013, the Company had net capital of $749,190, which was $649,190 in excess of its required net capital of $100,000.

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from the clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTES TO FINANCIAL STATEMENTS

HEIGHT SECURTIES, LLC

December 31, 2013 and 2012

NOTE I - FAIR VALUE MEASUREMENTS

Unless otherwise noted, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2013 and 2012 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE J - SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2014, which is the date the financial statements were available to be issued, and has determined that there are not subsequent events that require disclosure.